Exhibit 4.7

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description of our securities is intended as a summary only and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation and Bylaws as amended, which are filed as exhibits to the annual report on Form 10‑K of which this Exhibit 4.7   is a part. We encourage you to read our Articles of Incorporation, our Bylaws and the applicable provisions for additional information.

Unless the context otherwise requires, all references to “we”, “us”, the “Company”, or “Precipio” in this Exhibit 4.7 refer to Precipio, Inc.

Authorized Capitalization

Our authorized capital stock consists of 150,000,000 shares of Common Stock and 15,000,000 shares of preferred stock, $0.01 par value per share (“Preferred Stock”) in one or more series. As of December 31, 2019, we had outstanding 7,898,117 shares of our Common Stock and 47 shares of our Series B Convertible Preferred Stock.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of our common stock do not have cumulative voting rights in the election of directors. Subject to the preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our Board of Directors out of funds legally available therefor. Upon the liquidation, dissolution, or winding up of our company, holders of common stock are entitled to share ratably in all of our assets which are legally available for distribution after payment of all debts and other liabilities and liquidation preference of any outstanding preferred stock. There are no sinking fund provisions applicable to our common stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we have designated and issued and may designate and issue in the future.

Preferred Stock

The 15,000,000 shares of preferred stock authorized are undesignated as to preferences, privileges and restrictions, other than as set forth herein. Our Board of Directors will determine the rights, preferences and privileges of the shares of each wholly unissued series, and any qualifications, limitations or restrictions thereon, including dividend rights, conversion rights, terms of redemption or repurchase, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series.

The General Corporation Law of the State of Delaware, the state of our incorporation, provides that the holders of preferred stock will have the right to vote separately as a class (or, in some cases, as a series) on an amendment to our amended and restated certificate of incorporation if the amendment would change the par value, the number of authorized shares of the class or the powers, preferences or special rights of the class or series so as to adversely affect the class or series, as the case may be. This right is in addition to any voting rights that may be provided for in the applicable certificate of designation.

Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, financings and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

Series B Preferred Stock

On August 25, 2017, we filed a Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock (the “Series B Certificate of Designation”) with the State of Delaware, which designates 6,900 shares of our preferred stock as Series B Senior Convertible Preferred Stock (the “Series B Preferred Stock”). The Series B Preferred Stock has a stated value of $1,000 per share and a par value of $0.01 per share. As of December 31, 2019, 47 shares of Series B Preferred Stock were outstanding.

In the event of a liquidation, the holders of Series B Preferred Shares are entitled to an amount equal to the par value of the Series B Preferred Stock and thereafter to participate on an as-converted-to-common stock basis with holders of the common stock in any distribution of our assets to the holders of the common stock. The Series B Certificate of Designation provides, among other things, that we will not pay any dividends on shares of common stock (other than dividends in the form of common stock) unless and until such time as we pay dividends on each Series B Preferred Share on an as-converted basis.

Transfer Agent and Registrar. The transfer agent for our Common Stock is EQ Shareowner Services.

Listing. Our Common Stock is traded on the Nasdaq Stock Market LLC under the symbol “PRPO.”